September 4, 2018

Brian Kinion
Chief Financial Officer
Upwork Inc.
441 Logue Avenue
Mountain View, California 94043

       Re: Upwork Inc.
           Draft Registration Statement on Form S-1
           Response Dated August 17, 2018
           CIK No. 0001627475

Dear Mr. Kinion:

       We have reviewed your August 17, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form DRS/A submitted July 11, 2018

Note 4, page F-21

1. We have read your response to comment 5 in our letter dated July 25, 2018. Please provide a critical accounting policy disclosure in MD&A that clearly explains the basis for management's conclusion that no goodwill impairment charge was required in any of the periods presented. The basis for that conclusion is not clearly evident from the existing disclosures and the goodwill balance comprises 43% of your 12/31/17 total assets. Please address any impairment indicators identified during the periods presented such as the adverse post-merger results relative to the initial projections. Disclose the impact of your
 Brian Kinion
Upwork Inc.
September 4, 2018
Page 2
         reporting unit fair value determinations on your impairment analysis. Address any significant disparity between the 2016 merged company revenue projection you made at the time of the merger and the actual 2016 results so that readers can assess the accuracy of management's prior estimates and the corresponding degree of estimation risk. Specifically disclose the business reasons for the merger and the corresponding purchase price (response to prior comment 7), and the extent to which those objectives have been met. See Section 501.14 of the Financial Reporting Codification.
2. We have read your response to comment 7 in our letter dated July 25, 2018. Please provide the intellectual property document cited as Section 4.10(f) of the Elance
         Disclosure Letter. Tell us about any listed intangible assets that were not included in your purchase price allocation.

         Please also explain why Schedule 14 to the valuation report includes an extra guideline company that was not cited on pages 15-16 or used in the Schedule 6 calculations. The extra company appears to have a disproportionate impact on the "Upper Quartile" market cap to revenue ratio. Please tell us whether this extra company materially impacted your market approach fair value estimate of the combined company.
       You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Al Pavot, Staff
Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-
7844 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.



                                                               Sincerely,
FirstName LastNameBrian Kinion
                                                               Division of
Corporation Finance
Comapany NameUpwork Inc.
                                                               Office of
Manufacturing and
September 4, 2018 Page 2                                       Construction
FirstName LastName